Exhibit 99.(d)(3)(z)

EXPENSE LIMITATION AGREEMENT

This Agreement is made as of the 14th day of May, 2008 by and between MANNING & NAPIER FUND, INC., a Maryland Corporation (the “Fund”), and MANNING & NAPIER ADVISORS, INC., a New York Corporation (the “Advisor”), with respect to the following:

WHEREAS, the Advisor serves as the investment adviser to the series of the Fund listed on Schedule A attached hereto (the “Series”) pursuant to an Investment Advisory Agreement between the Fund and the Advisor dated December 17, 2007, as amended (the “Investment Advisory Agreement”); and

WHEREAS, it is the desire of the Fund and the Advisor to enter into an expense limitation arrangement that governs the Series for a one-year period beginning on the date of this Agreement.

NOW THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agree as follows:

1. The Advisor agrees to waive its fee and/or reimburse expenses so that the total direct annual fund operating expenses of the Series do not exceed the “Expense Limitation” for the Series as set forth on Schedule A attached hereto for a one-year period beginning on the date of this Agreement. The Advisor’s agreement to waive fees and/or reimburse expenses is limited to the Series’ direct operating expenses and, therefore, does not apply to “acquired fund fees and expenses” (as such term is used in Form N-1A), which are indirect expenses incurred by the Series through its investments in other investment companies.

2. This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement.

3. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from a term or provision of the Investment Company Act of 1940, as amended (the “1940 Act”), shall be resolved by reference to such term or provision of the 1940 Act and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such court, by rules, regulations or orders of the Securities and Exchange Commission (“SEC”) issued pursuant to said Act. In addition, where the effect of a requirement of the 1940 Act reflected in any provision of this Agreement is revised by rule, regulation or order of the SEC, such provision shall be deemed to incorporate the effect of such rule, regulation or order. Otherwise, the provisions of this Agreement shall be interpreted in accordance with the laws of Maryland.

4. This Agreement may be amended only by a written instrument signed by each of the parties hereto. Schedule A may not be amended to increase the Series’ Expense Limitation unless such amendment is authorized by the Fund’s Board of Directors, including a majority of its independent Directors.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in duplicate by their respective officers as of the day and year first above written.

MANNING & NAPIER FUND, INC.
On behalf of the Series listed on Schedule A hereto

By:	/s/ B. Reuben Auspitz
Name:	B. Reuben Auspitz
Title:	President

MANNING & NAPIER ADVISORS, INC.

By:	/s/ Michelle Thomas
Name:	Michelle Thomas
Title:	Corporate Secretary

SCHEDULE A

Series	Expense Limitation
Manning Yield Series	0.60%